THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

June 28, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Jessica Plowgian, Attorney-Advisor

RE:	Savvy Business Support, Inc.
Registration Statement on Form S-1
Amendment No. 1
File No.: 333-167130

Dear Ms. Murphy and Ms. Plowgian:

Below please find our responses to the Staff’s comment letter, dated June 22, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 1, marked to show changes from the Original Filing, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

General

1.
Please provide your analysis, in a supplemental response, as to what disclosure about Virginia Sourlis is required pursuant to Item 401(f)(8) of Regulation S-K. We note that Ms. Sourlis is identified on www.pinksheets.com as a “Prohibited Attorney” whose attorney letters and legal opinions are not accepted by Pink OTC Markets, Inc. as of March 15, 2006.

Per SEC Comment #1, no disclosure is required in the Registration Statement pursuant to Item 401(f)(8) of Regulation S-K.

Item 401(f)(8) requires disclosures to be made regarding officers or director only if:

“Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.”

The Pink OTC Markets, Inc. is not legally empowered to subject any person or party to any kind of sanction or order because the Pink OTC Markets, Inc. is a private organization doing business for itself. The Pink OTC Markets, Inc. is not a self-regulatory organization  (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), nor a registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))) nor any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member, and as such, no disclosure about Virginia Sourlis is required pursuant to Item 401(f)(8) of Regulation S-K. Ms. Sourlis is in good standing with the SEC, FINRA and every self-regulatory organization and state bar association.

2.	In a supplemental response, please tell us, how if at all, the “Prohibited Attorney” status of Ms. Sourlis affects your eligibility for quotation on the OTCBB.

Per SEC Comment #2, in accordance with our response to Comment #1, the “Prohibited Attorney” status of Ms. Sourlis has no affect on the Company’s eligibility for quotation on the OTCBB.

3.
Because this is a best efforts, no minimum offering, please revise your Use of Proceeds, Dilution and Management’s Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

Per SEC Comment #3, these respective sections have been revised accordingly.

4.	We note that you have launched your website. Please include the address of your website in your prospectus. See Item 101(e)(3) of Regulation S-K.

Per SEC Comment #4, the Company’s website address has been included throughout the prospectus.

Prospectus Cover Page

5.
Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including your risk factors, to account for the implications of being designated a shell company.

Per SEC Comment #5, disclosures pertaining to our status as a shell company have been included throughout the registration statement.

Prospectus Summary, page 1

6.
Disclose here as well as in your Description of Business section that no minimum amount of securities must be sold in this offering. As a result, potential investors will not know how many securities will ultimately be sold and the amount of proceeds the company will receive from the offering. If the company sells only a few securities, potential investors may end up holding shares in a company that:

•	Hasn’t received enough proceeds from the offering to begin operations; and
•	Has no market for its shares.

Per SEC Comment #6, these disclosures have been added as directed by the Commission.

7.
We note that you intend to offer “general business services/support” to companies, individuals and other organizations. Please expand your disclosure here as well as in your Description of Business section to describe in more detail the nature of the services you intend to provide and the manner in which you will earn revenues.

Per SEC Comment #7, Savvy Business Support, Inc. is offering general business services/support to start-up companies, small and medium business planning to expand, individuals, and other business and organizations. We offer comprehensive services tailored to the client’s desired goal and needs. The documentation we produce may be for a client’s internal use, compliance reporting or documentation supporting a business opportunity. We believe that the advantage we have over the competition is that we offer an all-encompassing solution with emphasis on due diligence, research on competitor analysis, strategy and implementation, market analysis and wide-ranging pro-forma financial projections.

A.	We will provide the following consulting services to start-up companies:
•	Business plan writing
•	Support of which type of entity will be best for the business
•	Support and assist with the formation of the new business
•	Provide corporate accounting and bookkeeping referrals.
•	Support for corporate structuring and financing

B.	We will provide the following consulting services to going public companies:
•	Provide at least 3 Market Makers referrals (complimentary service)
•	Explain the role of the Market Makers, PCAOB auditors, transfer agents and the like
•	Provide at least 3 PCAOB Auditors referrals
•	Provide at least 3 qualified/accredited individual and/or institutional investors referrals
•	Support and explanation of going public
•	Support for corporate structuring and financing
•	Support for Market Maker and filing Form 211 (Rule 15c2-11)

C.	We will provide the following consulting services to publicly traded companies:
•	Provide at least 3 Market Makers referrals (complimentary service)
•	Provide at least 3 IR/PR Firms referrals
•	Provide at least 3 qualified/accredited individual and/or institutional investors referrals
•	Support for SEC compliance
•	Support for Blue Sky compliance
•	Support for Market Makers
•	Provide corporate accounting and PCAOB referrals
•	Support for corporate structuring and financing

The Company believes it has formulated a business model to succeed in a downsizing corporate America and a turbulent economy the country has been recently experiencing. We have conducted the necessary due diligence and we believe we tailored a multifaceted business model to compete in the business services sector.

8.
We note your statement on page two that your sole officer works for you on a part-time basis and “devotes a substantial amount of time each week to the [c]ompany.” However, we also note your statement on page five that Ms. Sourlis devotes “a substantial amount of time to outside matters.” Please revise your disclosure to clarify the amount of time Ms. Sourlis devotes to your operations.

Per SEC Comment #8, please be advised that Ms. Sourlis only works for the Company on a part-time and limited basis. The disclosures in the registration statement have been revised for consistency.

Risk Factors, page 5

9.	Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your sole officer in operating and managing a company in a similar industry.

Per SEC Comment #9, Ms. Sourlis has approximately 18 years of experience in working with start-up, going public and publicly traded companies and in running her own law firm. We do not believe a risk factor is appropriate with regards to Ms. Sourlis’ experience because of her vast experience in the industry.

"We do not yet have any substantial assets..." page 6

10.
Please revise this risk factor to include the minimum level of capital that must be raised for you to continue operating through 2010. Please revise your risk factor to address the expenses you expect to incur as a publicly traded company.

Per SEC Comment #10, the risk factor has been revised to include the minimum level of capital ($100,000) that must be raised for the company to continue operating through 2010.

"We are highly dependent on the services of Virginia K. Sourlis, our sole officer and sole director," page 6

11.
Please expand this risk factor to address your dependence on Ms. Sourlis due to her provision of office space for your operations and as a result of the fact that her law firm is representing you in this offering.

Per SEC Comment #11, this disclosure has been expanded in accordance with the Commission’s comment.

Description of Business, page 10

12.	Please revise your disclosure to clearly distinguish between your historic and current activities and the activities you intend to perform in the future.

Per SEC Comment #12, there is no difference in the company’s historic, current and activities it intends to perform in the future, the activities were commenced upon formation of the company and such activities will continue in the same fashion in the future.

13.
We note that you have identified "skilled individuals" to complete the services you intend to offer. Please clarify whether you have contacted such individuals and determined their willingness to work for you. Please describe the nature of the payment and contractual arrangements you anticipate entering into with these individuals.

Per SEC Comment #13, this disclosure has been revised accordingly. Please note that as of the date of this registration statement, we have not contacted any of the individuals that we have identified to potentially work for us. We have also not adopted any guidelines for contracting with such individuals, and believe that that the contractual arrangement between our Company and such individuals will be determined on a case-by-case basis, based upon the skill-set of such individual and the market demand for a particular field.

Competitive Analysis, page 12

14.
We note your statement that you have identified four major classes of competition. However, these classes appear to be the same four groups to whom you are marketing your services (as disclosed on page 11). Please revise or advise.

Per SEC Comment #14, this disclosure has been revised for clarity and correctness in accordance with the Commission’s direction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

15.
We note your statement on page 25 that the "costs associated with operating as a public company are included in [y]our budget." Please expand your disclosure to address and quantify what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

Per SEC Comment #15, this disclosure has been revised to address and quantify what changes in the company’s results of operations, liquidity and capital resources and trends it expects as a result of the company’s reorganization from a private company to a public company.

16.
Please expand your disclosure to clearly address when you anticipate earning revenues. We note your statement on page 25 that you anticipate earning revenues in six months. However, we also note your statements on pages 12 and 24 that you anticipate sales to begin approximately one year following completion of the offering. Please clarify this discrepancy. Such disclosure should also address when you anticipate using contracted individuals to complete services and when you anticipate hiring employees. We note your disclosure on page five that you do not anticipate hiring any additional employees until your third quarter of operations.

Per SEC Comment #16, the disclosures regarding anticipated sales have been reconciled to provide that the company anticipates earning revenues in six months.  The company anticipates engaging contracted individuals after it has earnings of approximately $100,000 and hiring employees once it has earnings of approximately $500,000.

Proposed Milestones to Implement Business Operations, page 25

17.	Please disclose why you anticipate a delay in customers' payments for your services and indicate the length of delays you anticipate.

Per SEC Comment #17, this disclosure has been removed as the Company does not expect a delay in payment for services from our clientele.

Certain Relationships and Related Transactions ... page 27

18.
We note your statement that you do not currently have any conflicts of interest. However, we also note that you occupy space owned by Ms. Sourlis on a rent free basis and that your legal services are being provided by her firm. Please revise or advise.

Per SEC Comment #18, this disclosure has been revised to fully disclose the arrangements between Ms. Sourlis’ Law Firm and the Company.

Significant Employees. page 19

19.
We note your statement that you conduct your business "through agreements with consultants and arms-length third parties." As you have not commenced your business operations, please revise your disclosure to indicate the nature of your existing agreements with consultants and third parties.

Per SEC Comment #19, this disclosure has been revised to properly reflect that the Company has not entered into any agreements with 3rd parties or outside consultants.

Exhibit 5.1

20.
Please have counsel remove any indication that his legality opinion did not consider all relevant Nevada law or that he does not possess the expertise to opine on the legality of the shares under Nevada law.

Per SEC Comment #20, the legal opinion has been revised in accordance with the Commission’s comment.